

February 21, 2012

Via E-mail
Jonathan M. Couchman
President and Chief Executive Officer
Xstelos Holdings, Inc.
630 Fifth Avenue, Suite 2260
New York, NY 10020

Re: Xstelos Holdings, Inc.
Registration Statement on Form S-1
Filed January 25, 2012
File No. 333-179148

Dear Mr. Couchman:

We have reviewed your registration statement on Form S-1 filed on January 25, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. We note that there are additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

Prospectus Cover Page

3. We note that on the prospectus cover page and throughout your filing, you state that it is anticipated that your common stock will be quoted on the OTC Bulletin Board quotation

system on or promptly after the date of this prospectus. Please revise your disclosure to clarify whether you have taken the appropriate steps to be quoted on the OTCBB. If you have not, please delete reference to your stock being quoted on the OTCBB throughout the prospectus.

Prospectus Summary
Business of CPEX, page 2

4. Please revise your disclosure to include a brief description of the nature and extent of CPEX's current manufacturing, marketing and research and development activities.

5. Please revise your disclosure to explain what you mean by "validated" drug delivery platform technology.

Directors and Officers, page 2

6. Please expand your discussion to clarify whether the directors and officers of Xstelos are also the directors and officers of CPEX.

Risks Associated With Our Business, page 3

7. Please revise your disclosure in this section to briefly list as their own separate bullet points the major risks associated with your business.

Risk Factors, page 5

8. Please include separate risk factors under the appropriate risk factors sections discussing:

- The company's lack of operating history;
- Management's lack of experience in the pharmaceutical industry;
- Xstelos continuing to operate the business of Footstar as a going concern following the distribution; and
- Your ability to attract and retain key personnel, noting any problems you have had attracting and retaining any key members of management in the recent past and if any member of your management team has any plans to leave your company in the near future.

9. You reference the possibility of adverse side effects for CPEX's products in several of your risk factors. Please revise your disclosure as appropriate in the risk factors section and in your Business section to disclose any adverse material side effects of the company's sole commercial product, Testim.

<u>CPEX's patent positions and intended proprietary or similar protections are uncertain, page 6</u>

10. To the extent that CPEX has received notice of any patent infringement claims, patent challenges or related legal actions against it, please revise your risk factor disclosure accordingly.

<u>CPEX will rely on strategic partners to conduct clinical trials and commercialize…, page 8</u>

11. Given that CPEX's revenues are generated solely from royalties generated by Auxilium's sales of Testim, please revise your disclosure in this risk factor to briefly discuss your license agreement with Auxilium including any obligations that CPEX must fulfill so it does not breach the agreement.

12. To the extent that CPEX has had any disputes with Auxilium, please revise your disclosure to discuss the disputes and their consequences on the commercialization of Testim.

<u>An interruption in the sourcing and availability of the active ingredient used in…, page 9</u>

13. To the extent that CPEX has experienced difficulties obtaining pharmaceutical grade CPE-215 from suppliers, please revise your disclosure to discuss these problems and how they were resolved.

14. Please revise your disclosure to describe whether you have any contractual arrangements with the manufacturers of CPE-215. If so, please describe the material terms of each of these agreements, including, but not limited to any payment provisions, rights and obligations of both parties, duration and termination provisions. Also, please file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K, or alternatively, provide an analysis supporting your determination that you are not substantially dependent on the agreements.

<u>If CPEX cannot keep pace with the rapid technological change and meet the intense…, page 11</u>

15. Please revise your disclosure in this risk factor to include the names of the other companies from which you face substantial competition.

<u>CPEX may incur substantial liabilities and may be required to limit…, page 11</u>

16. To the extent you have received notice of any product liability claims, please discuss the claim and its potential consequences in this risk factor.

Risks Related to Xstelos's Use of Net Operating Losses and Other Taxable Matters, page 14

17. We note from your disclosure on page 3 that as of October 1, 2011, Footstar had NOL carryforwards of approximately $122.6 million. Please revise your disclosure in your first risk factor regarding NOL carryforwards to disclose this amount.

The Distribution, page 17

18. We note your statement, "In exchange for the contribution of all of its assets, Xstelos assumed all of Footstar's liabilities and issued to *Xstelos* all of its common stock." Please note that Xstelos did not issue all of its common stock to itself. Please revise this statement to read, "… and issued to *Footstar* all of its common stock."

Corporate History, page 19

19. Please file the consulting and advisory agreement between Footstar Corp and the Investment Holding Company as an exhibit.

Business of CPEX
Overview, page 21

20. We note that Auxilium is currently marketing Testim in the United States, Europe and other countries. Please disclose the other countries where Auxilium is currently marketing Testim.

21. We note that in connection with its agreement with Serenity, Allergen assumed CPEX's exclusive development and license agreement with Serenity and that in return, CPEX is entitled to sales milestones and low single digit royalties on worldwide net sales following commercialization of SER-120. Please revise your disclosure to quantify the total aggregate milestones that CPEX is entitled to receive. Also, please file the underlying agreement evidencing Allergen's assumption of CPEX's development and license agreement with Serenity and the milestone's and royalties that CPEX is entitled to receive pursuant to Item 601(b)(10) of Regulation S-K.

Industry Overview, page 21

22. Please provide the basis for your statements, "On average, it takes 10 to 15 years for an experimental new drug to progress from the laboratory to commercialization in the U.S., with an average cost of approximately $800 million to $900 million. Typically, only one in 5,000 compounds entering preclinical testing advances into human testing and only one in five compounds tested in humans is approved for commercialization." Alternatively, please delete these statements from your disclosure.

23. Please revise your disclosure to describe the 505(b)(2) development path.

License Agreement with Auxilium, page 26

24. Please revise your disclosure regarding your license agreement with Auxilium to disclose the amount of aggregate milestones received by CPEX and obligations/rights to defend the patents licensed under the agreement.

Business Strategy, page 27

25. In view of management's experience, please revise your disclosure to describe how you intend to pursue your stated business strategy. In this regard, we note that Mr. Couchman appears to be the company's sole executive.

Intellectual Property, page 28

26. We note your statement, "the use of CPEX technology with various products such as testosterone as well as other peptides is covered by both U.S. and foreign patents in many major market countries." However, we also note your statement which indicates that the initial patent for use of CPEX technology expired in Canada in 2010 and has expired in all other markets outside the United States. Please revise your disclosure to clarify the discrepancy in your statements and to accurately describe the status of any foreign patents. If CPEX currently holds any foreign patents covering its formulations, please describe them, the jurisdiction in which the patents are issued and their expiration dates.

27. Please revise your disclosure to provide the seven listed U.S. patents for Testim and their individual expiration dates.

Employees, page 30

28. Please revise your disclosure to indicate whether your CEO Jonathan M. Couchman is a full-time employee. If he is not, please discuss the amount of time that Mr. Couchman dedicates to his duties as the company's CEO and, if applicable, include a related risk factor in the Risk Factors section.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
(C.) Details of the Pro Forma Adjustments, a., page 36

29. Please disclose and quantify the composition of the CPEX related acquisition costs and tell us how they reconcile to the $1.5 million disclosed in the second paragraph on page F-9.

Footstar Corp & Subsidiaries, Unaudited Consolidated Financial Statements
Consolidated Balance Sheet

30. Please label the Consolidated Balance Sheet as unaudited.

31. Please revise your Equity section to comply with Rule 5-02, 29 and 30 of Regulation S-X, or tell us why your presentation is appropriate.

Unaudited Consolidated Statements of Operations

32. Please present earnings per share data in accordance with Rule 5-03, b, 21 of Regulation S-X, or tell us why your presentation is appropriate.

Business and Basis of Presentation
CPEX Pharmaceuticals, page F-7

33. You state that the allocation of consideration is based on a preliminary estimate. Please revise your disclosure to comply with ASC-805-10-50-6.

Fair Value Measurements

34. Please disclose the valuation technique and the inputs used to value your real estate properties. In addition, tell us why the fair value of the Mahwah property has not changed from January 2, 2010 to October 1, 2011.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Peklenk at (202) 551-3661 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc: Adam W. Finerman, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP
        Park Avenue Tower
        65 East 55th Street
        New York, New York 10022